ACTION BY MAJORITY WRITTEN CONSENT
OF THE OPERATING MEMBERS

VG SMARTGLASS LLC

Pursuant to the Operating Agreement of VG Smartglass LLC (the "Company"), the undersigned, constituting all of the operating members of the Company, hereby adopt the following resolutions by majority written consent in lieu of a meeting:

1. Provision for providing base operating capital through year end 2016

RESOLVED: Shaun McGruder and Vicki Trainor agree to contribute- $7K in equity capital (total) per month starting the week of August 22nd through through-November 30, 2016 or as needed. There will be a maximum of 4 installments. Valuation to be based on the last capital funding event.

2. Provision for reassigning member units and vesting plan to allow for outside investment:

RESOLVED: Membership units and percentage interest are reassigned for performance and to allow for appropriate outside investment:

Member	Units	Percentage Interest	Vested	Vested Percentage Interest	Unvested	Vesting condition
VG Glass Holdings	400	20.00%	400	20.00%	0	
Victoria Trainor	240	12.00%	160	7.00%	80	Strategic Deal with Tecnoglass > $300K by Dec 31 2017
Kristine Kozul	160	8.00%	80	4.00%	80	$750K sales by Tony Lambros by Dec 31 2017
TCR Ventures LLC	220	11.00%	100	5.00%	120	H1 and H2 fully built and working by Oct 31 2016
ST Labs Inc. (SmarterShade)	500	25.00%	500	25.00%	0	
Allocated for New Investors	280	14.00%	280	14.00%	0	
Allocated for CEO	100	5.00%	35	1.75%	65	$1M Sales + 3 new licensees through June 30, 2018
Option Pool- Mgmt Team	100	5.00%	35	1.75%	65	Metrics TBD based on role
TOTAL	**2000**	**100%**	**1590**		**410**	

3. Mike Stacey position and employment contract

RESOLVED: Mike Stacey is named the CEO of the company and his employment contract is non-exclusive. Mike Stacey non-competition clause will stay in effect until the earlier of the end of 2016 or until monthly $7,000 of company funding outlined in resolution #1 is discontinued.

4. Ryan Tatzel consulting contract

RESOLVED: Ryan Tatzel non-competition clause will stay in effect until the earlier of the end of 2016 or until monthly $7,000 of company funding outlined in resolution #1 is discontinued.

5. Missed and deferred salary payments

RESOLVED: Missed and deferred salary payments to Ryan Tatzel and Michael Stacey are rectified once new investor funding has been committed and received (subject to approval by new investor).

This Action by Majority Written Consent of the Operating Members shall be filed in the Minute Book of the Company and shall be effective as of the date of execution set forth below.

In accordance with the Company's Bylaws, this action may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same action.

MEMBER

VG Glass Holdings, LLC

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____
Jerry Hogan, its Managing Member

ST Labs, Inc.

By:____ *Michael A. Stacey* _____
Michael Stacey, its President

_____
Kristine Kozul

_____
Victoria Trainor